The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008

● Semiconductor Manufacturing International Corporation (NYSE: SMI;
SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2008.
● Non-DRAM revenue increased by 3.8% QoQ to $330.7 million from 1Q08 and increased by 24% YoY from 2Q07. Overall revenue, however, decreased to $342.9 million in 2Q08, down 5.4% QoQ from 1Q08 and down 8.5% YoY from 2Q07 due to reduced DRAM shipments following the decision in 1Q08 to exit the commodity
DRAM business. DRAM as a proportion of total revenue fell to 3.6% in 2Q08 from
12.1% in 1Q08. Logic sales from 0.13 micron full-flow and 90 nanometer technology nodes have increased by 14.5% in 2Q08 QoQ. Gross margin was 6.1% in
2Q08 compared to -9.0% in 1Q08. Simplified ASP increased by 6.9% QoQ to $853 per wafer from $798 in 1Q08. The Company recorded a net loss of $45.6 million in 2Q08 as we were still in the transitional stage of converting the DRAM capacity in our Beijing facility into logic production. Fully diluted EPS was
($0.1227) per ADS.
● Set out below is a copy of the full text of the press release made by the Company on July 28, 2008 in relation to its results for the three months ended June 30, 2008.
● This announcement is made pursuant to the disclosure obligations under
Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock
Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on July 28, 2008.

Set out below is a copy of the full text of the press release by the Company on July 28, 2008 in relation to its results for the three months ended June 30, 2008.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – July 28, 2008. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2008.

Second Quarter 2008 Highlights:

•	Non-DRAM revenue increased by 3.8% QoQ to $330.7 million from 1Q08 and increased by 24% YoY from 2Q07.

•	Overall revenue, however, decreased to $342.9 million in 2Q08, down 5.4% QoQ from 1Q08 and down 8.5% YoY from 2Q07 due to reduced DRAM shipments following the decision in 1Q08 to exit the commodity DRAM business.

•	DRAM as a proportion of total revenue fell to 3.6% in 2Q08 from 12.1% in 1Q08.

•	Logic sales from 0.13 micron full-flow and 90 nanometer technology nodes have increased by 14.5% in 2Q08 QoQ.

•	Gross margin was 6.1% in 2Q08 compared to -9.0% in 1Q08

•	Simplified ASP(1) increased by 6.9% QoQ to $853 per wafer from $798 in 1Q08

•	The Company recorded a net loss of $45.6 million in 2Q08 as we were still in the transitional stage of converting the DRAM capacity in our Beijing facility into logic production.

•	Fully diluted EPS was ($0.1227) per ADS.

First Quarter 2008 Result Revision:

During the first quarter of 2008, the Company reached an agreement with our customers to exit the commodity DRAM business. The company considered this an indicator of impairment in regard to the long-lived assets of the Company’s Beijing facility in accordance with SFAS 144. The company has completed its analysis, and has recorded an impairment loss of $105.8 million. The Q108 financials have been restated as shown on page 19 of this release.

Over a conference call, Dr. Richard Chang, Chief Executive Officer of SMIC, spoke with analysts about the quarterly results. “Overall, as expected, our revenue for the second quarter of 2008 declined slightly to $342.9 million, but due to our gain in logic foundry services, we were able to significantly narrow our quarterly losses to $45.6 million. The losses in the second quarter were primarily due to the fact that we are still transitioning from majority DRAM production to pure logic production in our Beijing facility.

The process of converting DRAM capacity into logic has been successful. Quite a number of new logic tape-outs with high yield are now in customer qualification, and a few have entered into production. Our total logic wafer shipments increased by 7.8% in the second quarter, and are expected to increase at least 30% in 2008, as compared to 2007. The ramp-up of our logic capacity remains critical to our strategy, as it will better position us to match the market demand for our services.

In the second quarter, we witnessed rather strong customer demand, despite the severe macroeconomic situation in the U.S. The demand for our 8-inch fab service has been very strong consecutively every month for the second quarter. We foresee persistently increased customer demand throughout the remainder of 2008, particularly in communications and consumer applications, such as DTV, mobile TV, and wireless networking ICs, which comprise the major portion of our business. On a regional basis, revenue from North America remains solid, while revenue from the Asia Pacific region, including Mainland China and Taiwan, has seen the highest growth.

We are continuing our efforts in developing advanced technology nodes as more and more of our customers have migrated to finer line width technologies. Logic output for the 0.13um and 90nm technology nodes is expected to increase around 10% in the third quarter. We have also commenced our internal 65nm library and bit cell development, and our 45nm collaboration with IBM is proceeding smoothly in accordance to schedule.

Note:

(1)	Total sales / Total wafers shipped

We are pleased to see strong progress being made by our Chinese customers. As we continue to serve them with our 90nm technology process, we have also engaged them at the 65nm technology node. One customer announced that their new RFID product, which was manufactured in our factory, received EPC Global official authentication this month. This is the first Chinese-made RFID product to receive this international certification. Another customer started mass production of their 3G CMMB mobile TV chipset in the second quarter in our fab. The demand has been very strong extending to the rest of the year and beyond. Moving forward, we will continue to strengthen our local advantage in China by collaborating with these local fabless design houses.

We are also pleased with our profitable solar business and approved expansion plan. We will expand our solar capacity five to six times our current production output in the first half of 2009.

As we continue to execute our growth plans, we believe we will continue to create value for our customers worldwide and further enhance shareholder value for the coming years.”

Conference Call / Webcast Announcement

Date: July 29, 2008
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2008 second quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a Shenzhen facility under construction, and an assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

SMIC has filed with the U.S. Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2007. The annual report is available on our website at www.smics.com. In addition, all SMIC ADR holders have the ability, upon request, to receive a hard copy of our complete audited financial statements free of charge.

For more information, please visit www.smics.com

Safe Harbor Statements
Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our expectation for third quarter 2008 revenue, our expectation that our performance will improve once we fully ramp up our logic production, our targeted increase in our total logic wafer shipments in 2008, our expectation for persistently strong market demand throughout the remainder of 2008, future anticipated collaborations with local fabless design houses, expected timing for beginning commercial production for our 65nm technology, SMIC’s ability to grow and improve profitability in 2008, and statements under “Capex Summary” and “Third Quarter 2008 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, filed with the SEC on June 27, 2008 especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products.  TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On June 13, 2008, the Supreme Court denied TSMC’s appeal and affirmed the jurisdiction of the Beijing High Court.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The Company opposed the application. A hearing was held on April 3, 2008. On June 24, 2008, the Court denied TSMC’s application.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company will oppose the motion. A hearing has been set on the motion for July 25, 2008.

A hearing was held on June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful stealing of trade secrets from SMIC to improve its competitive position against SMIC.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at an early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Investor Contacts:

Theresa Teng	En-Ling Feng	Anne Wong Chen
+86-21-5080-2000 ext.16278	+86-21-5080-2000 ext.16275	+86-21-5080-2000 ext.12804
Theresa_Teng@smics.com	Enling_Feng@smics.com	Anne_CAYW@smics.com

Summary of Second Quarter 2008 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q08	1Q08(3)	QoQ	2Q07	YoY
Revenue	342,919	362,369	-5.4%	374,829	-8.5%
Cost of sales	322,077	394,940	-18.4%	336,339	-4.2%
Gross profit	20,842	(32,571)	—	38,490	-45.9%
Operating expenses	60,750	170,151	-64.3%	47,113	28.9%
Loss from operations	(39,908)	(202,722)	-80.3%	(8,623)	362.8%
Other income (expenses), net	(5,193)	(3,596)	44.4%	6,085	—
Income tax (expenses) credit	(2,046)	(19,142)	-89.3%	1,621	—
Net loss after
income taxes	(47,147)	(225,460)	-79.1%	(917)	5041.4%
Minority interest	1,603	846	89.5%	(137)	—
Loss from equity investment	(85)	(241)	-64.7%	(1,001)	-91.5%
Loss attributable to holders of ordinary shares	(45,629)	(224,855)	-79.7%	(2,054)	2121.5%
Gross margin	6.1%	-9.0%		10.3%
Operating margin	-11.6%	-55.9%		-2.3%
Net (loss) income per ordinary share — basic(1)	(0.0025)	(0.0121)		(0.0001)
Net (loss) income per ADS – basic	(0.1227)	(0.6051)		(0.0056)
Net (loss) income per ordinary share – diluted(1)	(0.0025)	(0.0121)		(0.0001)
Net (loss) income per ADS – diluted	(0.1227)	(0.6051)		(0.0056)
Wafers shipped (in 8” wafers)(2)	402,114	454,259	-11.5%	443,445	-9.3%
Capacity utilization	92.2%	92.1%		88.9%

Note:

(1)	Based on weighted average ordinary shares of 18,589 million (basic) and 18,589 million (diluted) in 2Q08, 18,579 million (basic) and 18,579 million (diluted) in 1Q08 and 18,476 million (basic) and 18,476 million (diluted) in 2Q07

(2)	Including copper interconnects

(3)	As Restated

•	Non-DRAM revenue increased by 3.8% QoQ to $330.7 million from 1Q08 and increased by 24% YoY from 2Q07.

•	Overall revenue, however, decreased to $342.9 million in 2Q08, down 5.4% QoQ from $362.4 million in 1Q08 and down 8.5% YoY from $374.8 million in 2Q07 due to lower DRAM shipments.

•	Cost of sales decreased to $322.1 million in 2Q08, down 18.4% QoQ from $394.9 million in 1Q08 due to lower DRAM shipments

•	Gross profit increased to $20.8 million in 2Q08, up QoQ from $(32.6) million in 1Q08 and down 45.9% YoY from $38.5 million in 2Q07.

•	Gross margins increased to 6.1% in 2Q08 from -9.0% in 1Q08 due to the company’s gradual exit from the commodity DRAM business.

•	Total operating expenses decreased to $60.8 million in 2Q08 from $64.4 million (excluding the asset impairment loss of $105.8 million), a decrease of 5.6% QoQ, primarily due to a decrease in administrative expenses coupled with an increase in R&D expenses

•	R&D expenses increased to $37.7 million in 2Q08, up 10.1% from $34.2 million primarily due to start up costs associated with the 12-inch project in Shanghai

•	G&A expenses decreased to $13.3 million in 2Q08 from $18.6 million in 1Q08 due to an increase in foreign exchange gain, from a $1.7M exchange loss in Q108 to a $5M exchange gain in Q208

•	Selling & marketing expenses decreased to $4.4 million in 2Q08, down 10.8% QoQ from $4.9 million in 1Q08 primarily due to a decrease in promotion costs associated with selling activities.

Analysis of Revenue

Sales Analysis
	-
By Application	2Q08	1Q08	2Q07
Computer	7.9%	12.8%	25.2%
Communications	51.1%	54.3%	40.7%
Consumer	32.4%	25.9%	24.3%
Others	8.6%	7.0%	9.8%
By Service Type	2Q08	1Q08	2Q07

Logic(3)	85.7%	78.4%	61.8%
DRAM	3.6%	12.1%	28.9%
Management Services	2.6%	2.5%	3.2%
Mask Making, testing, others	8.1%	7.0%	6.1%

By Customer Type	2Q08	1Q08	2Q07

Fabless semiconductor companies	54.6%	54.4%	43.8%
Integrated device manufacturers (IDM)	25.7%	31.6%	42.3%
System companies and others	19.7%	14.0%	13.9%
By Geography	2Q08	1Q08	2Q07

North America	55.1%	53.6%	39.6%
Asia Pacific (ex. Japan)	34.7%	29.9%	29.1%
Japan	3.6%	3.9%	8.9%
Europe	6.6%	12.6%	22.4%
Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	2Q08	1Q08	2Q07
0.09mm	18.4%	19.8%	22.0%
0.13mm	22.9%	25.0%	33.0%
0.15mm	2.1%	4.2%	1.2%
0.18mm	37.7%	32.1%	30.8%
0.25mm	0.6%	0.5%	0.7%
0.35mm	18.3%	18.4%	12.3%
By Technology (Logic Only)(1)	2Q08	1Q08	2Q07

0.09mm	16.4%	14.7%	15.3%
0.13mm(2)	21.8%	20.3%	19.0%
0.15mm	2.2%	5.0%	1.9%
0.18mm	39.6%	37.8%	43.6%
0.25mm	0.6%	0.5%	0.9%
0.35mm	19.4%	21.7%	19.3%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity*

Fab / (Wafer Size)	2Q08	1Q08
Shanghai Fab (8”)	86,000	88,000
Beijing Fab (12”)	40,500	54,000
Tianjin Fab (8”)	28,000	25,396
Total monthly wafer fabrication capacity	154,500	167,396

Note:

* Wafers per month at the end of the period in 8” wafers

•	Total capacity decreased to 154,500 8-inch wafer equivalent per month at the end of 2Q08 due to the shift in the product mix from DRAM to logic products.

Shipment and Utilization

8” equivalent wafers	2Q08	1Q08	2Q07
Wafer shipments including copper interconnects	402,114	454,259	443,445
Utilization rate(1)	92.2%	92.1%	88.9%

Note:

(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased 11.5% QoQ to 402,114 units of 8-inch equivalent wafers in 2Q08 from 454,259 units of 8-inch equivalent wafers in 1Q08, and down 9.3% YoY from 443,445 8-inch equivalent wafers in 2Q07 due to lower DRAM shipments.

•	However, logic shipments increased 7.8% QoQ to 360,623 units of 8-inch equivalent wafers in 2Q08 from 1Q08 and up 41.5% YoY from 2Q07.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q08	1Q08	QoQ	2Q07	YoY
Cost of sales	322,077	394,940	-18.4%	336,339	-4.2%
Depreciation	153,783	159,715	-3.7%	159,154	-3.4%
Other manufacturing costs	160,938	227,731	-29.3%	168,408	-4.4%
Deferred cost amortization	5,886	5,886	0.0%	5,886	0.0%
Share-based compensation	1,470	1,608	-8.6%	2,891	-49.2%
Gross Profit	20,842	(32,571)	—	38,491	-45.9%
Gross Margin	6.1%	-9.0%		10.3%

•	Cost of sales decreased to $322.1 million in 2Q08, down 18.4% QoQ from $394.9 million in 1Q08 due to lower DRAM shipment.

•	Gross profit increased to $20.8 million in 2Q08, up QoQ from $(32.6) million in 1Q08 and down 45.9% YoY from $38.5 million in 2Q07.

•	Gross margins increased to 6.1% in 2Q08 from -9.0% in 1Q08 due to the company’s gradual exit from the commodity DRAM business.

Operating Expense Analysis

Amounts in US$ thousands	2Q08	1Q08(1)	QoQ	2Q07	YoY
Total operating expenses	60,750	170,150	-64.3%	47,113	28.9%
Research and development	37,684	34,233	10.1%	23,194	62.5%
General and administrative	13,328	18,606	-28.4%	14,746	-9.6%
Selling and marketing	4,356	4,883	-10.8%	4,234	2.9%
Amortization of intangible assets	6,898	6,784	1.7%	6,213	11.0%
Loss (Income) from disposal of properties	(1,517)	(130)	1066.9%	(1,274)	19.1%
Impairment loss of long-lived assets	—	105,774	—	—	—

Note:

(1)	As Restated

•	Total operating expenses decreased to $60.8 million in 2Q08 from $64.4 million (excluding the impairment loss of long-lived assets), a decrease of 5.6% QoQ, primarily due to a decrease in administrative expenses coupled with an increase in R&D expenses.

•	R&D expenses increased to $37.7 million in 2Q08, up 10.1% from $34.2 million primarily due to start up costs associated with the 12-inch project in Shanghai.

•	G&A expenses decreased to $13.3 million in 2Q08 from $18.6 million in 1Q08 primarily due to an increase in foreign exchange gain, from a $1.7M foreign exchange loss in Q108 to a $5M foreign exchange gain in Q208.

•	Selling & marketing expenses decreased to $4.4 million in 2Q08, down 10.8% QoQ from $4.9 million in 1Q08 primarily due to a decrease in promotion costs associated with selling activities.

•	An asset impairment loss of $105.8 million was recorded in Q108 in respect of the Beijing facility following the decision to exit the commodity DRAM business.

Other Income (Expenses)

Amounts in US$ thousands	2Q08	1Q08	QoQ	2Q07	YoY
Other income (expenses)	(5,193)	(3,596)	44.4%	6,085	—
Interest income	4,059	3,758	8.0%	2,679	51.5%
Interest expense	(15,279)	(17,267)	-11.5%	3,343	—
Other, net	6,027	9,913	-39.2%	63	9466.7%

•	Other non-operating expenses of $5.2 million in 2Q08 increased as compared to $3.6 million in 1Q08, primarily due to a decrease in foreign exchange gain related to non-operating activities partially offset by a decrease in interest expense.

Liquidity

Amounts in US$ thousands	2Q08	1Q08
Cash and cash equivalents	480,265	506,320
Restricted Cash	91,130
Short term investments	32,326	29,474
Accounts receivable	262,418	283,932
Inventory	252,394	216,159
Others	64,767	59,036
Total current assets	1,183,300	1,094,921
Accounts payable	345,801	290,677
Short-term borrowings	242,908	137,470
Current portion of long-term debt	341,630	341,620
Others	159,958	181,054
Total current liabilities	1,090,297	950,821
Cash Ratio	0.5x	0.5x
Quick Ratio	0.8x	0.9x
Current Ratio	1.1x	1.2x

Capital Structure

Amounts in US$ thousands	2Q08	1Q08
Cash and cash equivalents	480,265	506,320
Restricted Cash	91,130
Short-term investment	32,326	29,474
Current portion of promissory note	29,242	29,493
Promissory note	37,441	51,495
Short-term borrowings	242,908	137,470
Current portion of long-term debt	341,630	341,620
Long-term debt	695,292	639,058
Total debt	1,279,830	1,118,148
Shareholders’ equity	2,749,470	2,791,633
Total debt to equity ratio	46.5%	40.1%

Cash Flow

Amounts in US$ thousands	2Q08	1Q08
Net cash from operating activities	147,211	136,231
Net cash from investing activities	(320,120)	(153,727)
Net cash from financing activities	146,927	54,594
Net change in cash	(26,055)	37,036

Capex Summary

•	Capital expenditures for 2Q08 were $231 million.

•	Total planned capital expenditures for 2008 will be approximately $700 million and will be adjusted based on market conditions.

Third Quarter 2008 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to increase 5% to 8%.

•	Operating expense are expected to be in the high-teens.

•	Capital expenditure expected to be approximately between $230 to $280 million.

•	Depreciation and amortization expected to be approximately $190 million to $210 million.

Recent Highlights and Announcements

•	Annual General Meeting held on June 2, 2008 [2008-6-2]

•	Change in Directorate [2008-6-2]

•	Impact of Earthquake in Sichuan Province of the People’s Republic of China [2008-5-14]

•	Closure of Register of Members [2008-5-7]

•	SMIC Reports Results for the Three Months Ended March 31, 2008 [2008-4-29]

•	Notice of Annual General Meeting, Re-election of Directors, Proposed General Mandates to Issue and Repurchase Shares and Proposed Amendments to Articles of Association [2008-4-29]

•	Announcement of 2007 Annual Results [2008-4-27]

•	SMIC and Amlogic in Commercial Production of 90nm Digital Photo Frame Chip [2008-4-24]

•	SMIC and ASTRI Collaborated on the Development of the World’s First Dual Mode UWB MAC ASIC supporting both WiMedia Compliant WLP and China IGRS Networking Applications [2008-4-21]

•	Legend Silicon releases 3rd generation DTV demodulator chip, taps SMIC process for new improvements to China’s high-definition DTV era [2008-4-18]

•	Unusual Movement In Share Trading Price [2008-4-15]

•	Extension of Waiver of Qualified Accountant [2008-4-7]

•	SMIC Appoints Ms. Shirley Lin as Chief Strategic Advisor [2008-4-2]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	June 30, 2008		March 31, 2008
	(unaudited)		(unaudited)
ASSETS
Current assets:
	$		$
Cash and cash equivalents		480,265,390	506,320,313
Restricted Cash		91,129,665	—
Short term investments		32,325,653	29,473,900
Accounts receivable, net of allowances of
$4,491,881 and $4,084,646 at June 30, 2008 and
March 31, 2008, respectively		262,418,476	283,931,518
Inventories		252,393,858	216,159,019
Prepaid expense and other current assets		43,757,844	38,642,090
Receivable for sale of plant and equipment and other fixed assets		19,503,560	17,355,300
Assets held for sale		1,505,287	3,038,345
Total current assets		1,183,299,733	1,094,920,485

Land use rights, net		56,973,227	57,242,556
Plant and equipment, net		3,073,939,856	3,030,342,825
Acquired intangible assets, net		219,542,603	226,440,883
Deferred cost		58,864,395	64,750,835
Equity investment		9,570,309	9,655,431
Other long-term prepayments		2,431,307	2,893,411
Deferred tax assets		44,482,712	38,102,589
	$
TOTAL ASSETS		4,649,104,142	$4,524,349,015

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		345,801,391	290,676,671
Accrued expenses and other current liabilities		130,233,266	151,044,251
Short-term borrowings		242,907,613	137,470,000
Current portion of promissory note		29,242,001	29,492,873
Current portion of long-term debt		341,630,053	341,620,480
Income tax payable		482,264	516,451
Total current liabilities		1,090,296,588	950,820,726

Long-term liabilities:
Promissory note		37,440,879	51,495,193
Long-term debt		695,291,528	639,058,040
Long-term payables relating to license agreements		43,488,864	56,778,942
Deferred tax liabilities		621,029	464,837
Total long-term liabilities		776,842,300	747,797,012

	$
Total liabilities		1,867,138,888	$1,698,617,738

Minority interest		32,495,675	34,098,639

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET
(In US dollars)

Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
18,592,920,335 and 18,583,994,474 at June 30, 2008
and March 31, 2008, respectively	7,437,168	7,433,598
Additional paid-in capital	3,320,932,081	3,317,395,859
Accumulated other comprehensive income	(137,073)	(63,647)
Accumulated deficit	(578,762,598)	(533,133,172)
Total stockholders’ equity	2,749,469,578	2,791,632,638

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,649,104,142	$4,524,349,015

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	June 30, 2008	March 31, 2008
	(unaudited)	(unaudited)
Sales	342,919,148	362,368,556
Cost of sales	322,076,702	394,939,583
Gross profit	20,842,446	(32,571,027)

Operating expenses:
Research and development	37,684,073	34,232,685
General and administrative	13,328,153	18,605,813
Selling and marketing	4,356,161	4,883,475
Amortization of acquired intangible assets	6,898,279	6,784,250
Impairment loss of long-lived assets	—	105,774,000
Loss (income) from sale of plant and equipment and other fixed assets	(1,516,754)	(129,573)
Total operating expenses	60,749,912	170,150,650

Loss from operations	(39,907,466)	(202,721,677)
Other income (expenses):
Interest income	4,058,901	3,758,119
Interest expense	(15,279,685)	(17,266,845)
Foreign currency exchange gain (loss)	2,478,287	10,317,302
Other income (expenses), net	3,549,159	(404,404)
Total other income (expenses), net	(5,193,338)	(3,595,828)

Net loss before income tax, minority interest and loss from equity investment	(45,100,804)	(206,317,505)
Income tax benefit (expense)	(2,046,464)	(19,141,832)
Minority interest	1,602,964	845,769
Loss from equity investment	(85,122)	(240,967)
Net loss	$(45,629,426)	$(224,854,535)

Net loss per share, basic	(0.0025)	(0.0121)
Net loss per ADS, basic	(0.1227)	(0.6051)
Net loss per share, diluted	(0.0025)	(0.0121)
Net loss per ADS, diluted	(0.1227)	(0.6051)
Ordinary shares used in calculating basic loss per ordinary share	18,589,202,067	18,579,292,515

Ordinary shares used in calculating diluted loss per ordinary share	18,589,202,067	18,579,292,515

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	June 30, 2008	March 31, 2008
	(unaudited)	(unaudited)
Operating activities
Net loss	(45,629,426)	(224,854,535)
Adjustments to reconcile net loss to net cash provided
by operating activities:
Minority interest	(1,602,964)	(845,769)
Deferred tax	(6,223,931)	18,672,650
Loss (Gain) on disposal of plant and equipment	(1,516,754)	(129,573)
Depreciation and amortization	187,912,371	191,728,933
Amortization of acquired intangible assets	6,898,279	6,784,250
Share-based compensation	3,293,295	3,596,628
Non cash interest expense on promissory notes	1,839,073	2,073,335
Loss from equity investment	85,122	240,967
Loss on Impairment of long-lived assets	—	105,774,000
Changes in operating assets and liabilities:
Accounts receivable, net	21,513,042	14,456,133
Inventories	(36,234,839)	32,150,746
Prepaid expense and other current assets	(6,011,332)	(7,309,344)
Accounts payable	33,225,078	(16,094,831)
Accrued expenses and other current liabilities	(10,301,330)	10,623,203
Income tax payable	(34,187)	(636,179)
Net cash provided by operating activities	147,211,497	136,230,614

Investing activities:
Purchase of plant and equipment	(204,346,529)	(114,217,902)
Proceeds from disposal of plant and equipment	9,157	484,943
Proceeds received from sale of assets held for sale	642,452	690,161
Purchases of acquired intangible assets	(22,443,824)	(18,848,000)
Purchase of short-term investments	(94,846,471)	(41,975,501)
Sale of short-term investments	91,994,718	20,139,472
Change in restricted cash	(91,129,665)	—
Net cash used in investing activities	(320,120,162)	(153,726,827)

Financing activities:
Proceeds from short-term borrowing	208,437,613	72,050,000
Proceeds from long-term debt	227,024,023	23,690,989
Repayment of promissory notes	(15,000,000)
Repayment of long-term debt	(170,780,962)
Repayment of short-term debt	(103,000,000)	(41,580,000)
Proceeds from exercise of employee stock options	246,496	433,289
Net cash provided by financing activities	146,927,170	54,594,278

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

Effect of exchange rate changes	(73,428)	(61,765)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,054,923)	37,036,300
CASH AND CASH EQUIVALENTS, beginning of period	506,320,313	469,284,013
CASH AND CASH EQUIVALENTS, end of period	480,265,390	506,320,313

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED FINANCIAL RESTATEMENTS
(In US dollars)

	March 31, 2008	March 31, 2008
Consolidated Balance Sheets	(As Restated)	(As Reported)
Plant and equipment, net	3,030,342,825	3,136,116,825
Total assets	4,524,349,015	4,630,123,015
Accumulated deficit	(533,133,172)	(427,359,172)
Total stockholders’ equity	2,791,632,638	2,897,406,638
Total liabilities and stockholders’ equity	4,524,349,015	4,630,123,015
Consolidated Statement of Operations
Impairment loss of long-lived assets	105,774,000	—
Total operating expenses	170,150,650	64,376,650
Loss from operations	(202,721,677)	(96,947,677)
Net loss before income tax, minority interest and loss
from equity investment	(206,317,505)	(100,543,505)
Net loss	(224,854,535)	(119,080,535)
Net loss per share, basic	(0.0121)	(0.0064)
Net loss per ADS, basic	(0.6051)	(0.3205)
Net loss per share, diluted	(0.0121)	(0.0064)
Net loss per ADS, diluted	(0.6051)	(0.3205)
Consolidated Statement of Cash flows
Net loss	(224,854,535)	(119,080,535)
Loss on Impairment of long-lived assets	105,774,000	—

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
July 28, 2008

• For identification only